Exhibit 99.3

CAPITALIZATION AND INDEBTEDNESS OF TOTALENERGIES

(unaudited)

The following table sets out the unaudited consolidated capitalization and long-term indebtedness, as well as short-term indebtedness, of TotalEnergies SE and the consolidated entities directly or indirectly controlled by TotalEnergies SE (collectively, “TotalEnergies”) as of June 30, 2023, prepared on the basis of IFRS. Currency amounts are expressed in U.S. dollars (“dollars” or “$”) or in euros (“euros” or “€”).

At June 30,
2023
(in millions of dollars)
Current financial debt, including current portion of non-current financial debt
Current portion of non-current financial debt	7,323
Current financial debt	8,219
Current portion of financial instruments for interest rate swaps liabilities	298
Other current financial instruments — liabilities	145
Financial liabilities directly associated with assets held for sale	1,046
Total current financial debt	17,031
Non-current financial debt	40,427
Non-controlling interests	2,770
Shareholders’ equity
Common shares	7,850
Paid-in surplus and retained earnings	123,511
Currency translation adjustment	(12,859)
Treasury shares	(4,820)
Total shareholders’ equity — TotalEnergies share	113,682
Total capitalization and non-current indebtedness	156,879

As of June 30, 2023, TotalEnergies SE had an authorized share capital of 3,541,983,801 ordinary shares with a par value of €2.50 per share, and an issued share capital of 2,498,264,179 ordinary shares, of which 68,505,002 were treasury shares. For more information on the delegations of authority and powers granted to the Board of Directors with respect to share capital increases and authorization for share cancellation, see Exhibit 15.1 (section 4.4.2, chapter 4)  to the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 24, 2023.

As of June 30, 2023, approximately $7,553 million of TotalEnergies’ non-current financial debt was secured and $32,874 million was unsecured, and all of TotalEnergies’ current financial debt of $17,031 million was unsecured. As of June 30, 2023, TotalEnergies had no outstanding guarantees from third parties relating to its consolidated indebtedness.

For more information about TotalEnergies’ off-balance sheet commitments and contingencies, see Note 13.1 of the Notes to TotalEnergies’ audited Consolidated Financial Statements in its Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 24, 2023.

Except as disclosed herein, there have been no material changes in the consolidated capitalization, indebtedness and contingent liabilities of TotalEnergies since June 30, 2023.